UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒                                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number  1-8029

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Ryland Group, Inc. Retirement Savings Opportunity Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Ryland Group, Inc
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
INFORMATION REQUIRED BY FORM 11-K

INDEX

Report of Independent Registered Public Accounting Firm
Item 4 Audited Financial Statements and Schedules prepared in accordance with ERISA
Signatures
Index of Exhibits

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE ADMINISTRATIVE COMMITTEE, AS PLAN ADMINISTRATOR
THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

We have audited the accompanying statements of net assets available for benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/   ERNST & YOUNG LLP
Los Angeles, California
May 24, 2006

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
Investments at fair value	$16,223,172	$14,444,674
Short-term investments
Common stock of The Ryland Group, Inc.	29,522,887	26,236,768
Mutual funds	139,863,279	115,599,992
Loans to participants	2,291,156	2,240,771
Total investments	187,900,494	158,522,205
NET ASSETS AVAILABLE FOR BENEFITS	$187,900,494	$158,522,205

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2005	Year Ended December 31, 2004
ADDITIONS
Contributions
Employer	$10,652,159	$9,000,404
Participants	13,054,807	11,044,127
Rollovers	1,103,790	1,253,328
Total contributions	24,810,756	21,297,859
Interest
Loans to participants	130,672	115,606
Dividends
Common stock of The Ryland Group, Inc.	104,013	96,878
Mutual funds	6,098,259	2,831,362
Total dividends	6,202,272	2,928,240
TOTAL ADDITIONS	31,143,700	24,341,705
DEDUCTIONS
Benefit payments to participants	(12,787,024)	(8,666,340)
TOTAL DEDUCTIONS	(12,787,024)	(8,666,340)
Net realized and unrealized appreciation in fair value of investments	11,021,613	15,439,310
Increase in net assets available for benefits	29,378,289	31,114,675
Net assets available for benefits at beginning of year	158,522,205	127,407,530
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$187,900,494	$158,522,205

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of The Ryland Group, Inc. Retirement Savings Opportunity Plan (“the Plan” or “the RSOP”), previously known as The Ryland Group, Inc. Retirement and Stock Ownership Plan, are prepared on the accrual basis of accounting.

The preparation of financial statements, in accordance with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan’s investments are stated at fair value. Shares of registered investment companies, which are valued at quoted market prices, represent the net asset value of shares held by the Plan at year end. Common stock of The Ryland Group, Inc. (“the Company”) is valued at the quoted market price at year end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end. Participant loans, which are valued at their outstanding balance, approximate fair value.

The change in the difference between current fair value and the cost of investments is reflected in the Statements of Changes in Net Assets Available for Benefits as net realized and unrealized appreciation in fair value of investments.

Purchases and sales of investments are recorded on a trade-date basis. Net realized gain or loss on sales of investments, which represents the difference between proceeds received and the cost of specific investment shares sold, is reflected in the Statements of Changes in Net Assets Available for Benefits as net realized and unrealized appreciation in fair value of investments. Expenses relating to purchases or sales of investments are added to their costs or deducted from their proceeds. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

All references to shares of common stock, share prices and per share amounts in the Notes to the Financial Statements have been retroactively restated for each of the 2004 and 2002 two-for-one stock splits.

The Company pays all administrative expenses incurred by the Plan. The Company’s expense related to the Plan’s administration was $74,555 and $78,163 in 2005 and 2004, respectively. Expenses incurred related to participant loans are paid by the Plan and the borrower. The Plan accounts for benefits due but unpaid as a component of net assets available for benefits. There were no material benefits due but unpaid at December 31, 2005 and 2004.

NOTE B: DESCRIPTION OF THE PLAN

General

The RSOP was established on August 16, 1989. The Plan was originally designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement. The current Plan permits deferral of a portion of participants’ pretax income pursuant to Section 401(k) of the Internal Revenue Code. Participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals. Matches are limited to the first six percent of eligible participant’s compensation that is deferred. The Plan is subject to the Employee Retirement Income Security Act of 1974.

Employee Eligibility

All full-time employees are eligible to participate in the Plan following 30 days of employment. Part-time employees are eligible to participate in the Plan following the completion of 1,000 hours of service within the first 12 months of employment or within any Plan year after the date of hire.

Eligible participants can elect to contribute, on a pretax basis and through a system of payroll deductions, any whole number percentage, from one percent to 50 percent, of their compensation. In accordance with Internal Revenue

Service regulations, no participant was allowed to contribute more than $14,000 to the Plan for the 2005 calendar year or more than $13,000 for the 2004 calendar year. Participants aged 50 and over can contribute an additional $4,000 that is unmatched by the Company. The Plan offers participants several investment options for their contributions; however, the Company’s common stock is not currently among those options.

Company Contributions

At January 1, 1994, the RSOP was amended to allow the Company to make both matching and discretionary contributions in the form of preferred shares, cash or a combination of both, which, since January 1, 1998, has been in the form of cash. The Company matches 100 percent of participant contributions up to six percent of the participant’s annual salary and divides it among each participant’s investment fund selections. The Company made no discretionary contributions for the years ended December 31, 2005 and 2004.

Vesting

Participants’ contributions are fully vested at all times. Since 2001, Company matching contributions vest to participants over three years. Prior to 2001, Company matching contributions vested to participants over five years. As defined in the Plan, participants are automatically vested upon death, termination due to disability or retirement.

Participant Loans

Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000, or 50 percent of their vested account balance from their fund accounts. Loan terms range from one to five years and up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest is paid ratably through payroll deductions.

Other

The Company expects and intends to continue the Plan but reserves the right to amend, suspend or terminate the Plan at any time. If the Company terminates the Plan, each participant will become fully vested in all of his/her Plan accounts and will be entitled to a distribution of such accounts in accordance with the terms of the Plan.

Earnings on investments, net gains or losses on sales of investments, and unrealized appreciation and depreciation in fair value of investments are allocated to individual participant accounts based on a ratio of the account balance to the total fund balance.

NOTE C: COMPANY STOCK

On August 31, 1989, the Company sold shares of nontransferable convertible preferred stock to the Plan. During September 2001, Ryland called and redeemed all outstanding preferred stock. At the election of each individual preferred stockholder and in accordance with the terms of the preferred stock, each share of preferred stock was either purchased at a stock-split adjusted per share price of $7.8906 or converted into one share of Ryland common stock. At the time of redemption, all outstanding preferred stock was converted into 1,011,148 shares of common stock on a one-for-one basis.

During the first three quarters of 2004, each share of common stock received a quarterly dividend of $0.05. During the fourth quarter of 2004 and the first three quarters of 2005, each share of common stock received a dividend of $0.06. During the fourth quarter of 2005, each share of common stock received a dividend of $0.12. All dividends are paid in cash and are allocated to each participant’s fund selections. The number of shares of common stock included in Plan assets were 409,301and 455,974 at December 31, 2005 and 2004, respectively.

NOTE D: DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions. Distribution from a participant’s vested portion of his/her common stock account will be made at the participant’s election either in cash or in whole shares of the Company’s common stock. If the participant elects to receive cash, the trustee will sell the shares of common stock on the open market and distribute the proceeds to the participant.

The unvested portion of the Company’s contributions credited to the terminating participant is forfeited on the earlier of the date of a distribution of the participant’s account balance (cash-out distribution to the participant or rollover distribution to another qualified retirement plan or IRA) or on the last day of the Plan year in which the participant incurs five one-year periods of severance. The unvested portion is forfeited immediately if the participant elects and receives a distribution of the entire vested balance, if a distribution takes place under the Plan’s involuntary cash-out provision (for account balances of $1,000 or less) or if a distribution is rolled over as part of the Plan’s automatic rollover provision (for account balances between $1,000 and $5,000). All forfeitures were used to reduce future matching contributions required from the Company. For the years ended December 31, 2005 and 2004, the Company used $308,227 and $341,636, respectively, of forfeitures to reduce employer contributions.

NOTE E: INVESTMENTS

During 2005 and 2004, the net realized and unrealized appreciation in fair value of the Plan’s investments, including investments bought and sold, as well as investments held during the year, were as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Mutual funds	$4,567,602	$9,522,515
Common stock of The Ryland Group, Inc.	6,454,011	5,916,795
	$11,021,613	$15,439,310

Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

	2005	2004
Vanguard 500 Index Fund	$24,903,373	$22,056,829
Vanguard Explorer Fund	24,505,254	22,072,098
Vanguard Total Bond Market Index Fund	10,524,139	9,431,790
Vanguard U.S. Growth Fund	16,794,244	14,664,868
Vanguard Wellington Fund	23,694,088	19,750,077
Vanguard Windsor II Fund	13,643,038	11,046,342
Vanguard Retirement Savings Trust	16,223,172	14,444,674
Common Stock of The Ryland Group, Inc.	29,522,887	26,236,768

If parties to the financial instruments failed to perform, the maximum accounting loss incurred by the Plan would be the fair value of the investments as stated on the Statements of Net Assets Available for Benefits.

The Plan’s concentrations of credit risk and market risk are dictated by its provisions, as well as by those of ERISA and the individual participant’s investment preference. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE F: INCOME TAX STATUS

On November 19, 2002, the Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. To maintain its qualification, the Plan is required to operate in conformity with the IRC. The Plan’s sponsor has indicated that it will take all necessary steps to maintain the Plan’s qualified status. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax-qualified status.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
EIN: 52-0849948
PLAN:003

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

December 31, 2005

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$16,911	$16,911

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
EIN: 52-0849948
PLAN:003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest and Par or Maturity Value	Current Value
*	Vanguard 500 Index Fund	Registered Investment Company	$24,903,373
*	Vanguard Explorer Fund	Registered Investment Company	24,505,254
*	Vanguard Extended Market Index Fund	Registered Investment Company	6,954,115
*	Vanguard International Growth Fund	Registered Investment Company	7,272,778
*	Vanguard Morgan Growth Fund	Registered Investment Company	1,633,866
*	Vanguard PRIMECAP Fund	Registered Investment Company	7,811,430
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	362,862
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	598,037
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	760,052
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	380,672
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	25,047
*	Vanguard Target Retirement Income Fund	Registered Investment Company	284
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	10,524,139
*	Vanguard U.S. Growth Fund	Registered Investment Company	16,794,244
*	Vanguard Wellington Fund	Registered Investment Company	23,694,088
*	Vanguard Windsor II Fund	Registered Investment Company	13,643,038
*	Vanguard Retirement Savings Trust	Common/Collective Trust	16,223,172
*	Ryland Common Stock Fund	Company Stock Fund	29,522,887
*	Loan Fund	High — 10.5%	2,291,156
		Low — 5.0%
	Total assets held for investment purposes		$187,900,494

* Indicates party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS
OPPORTUNITY PLAN
(Name of Plan)

June 27, 2006	By:	/s/ Robert J. Cunnion
Date	Robert J. Cunnion
Senior Vice President, Human Resources
(Plan Administrator)

INDEX OF EXHIBITS

Exhibit No.
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm